

Wesley Powell · 3rd

CEO at Cloud Financial Corporation

Greater New York City Area · 500+ connections · **Contact info**

Cloud Financial Corp

 **Pittsburg State Univ**

Providing services

Management Consulting, Business Consulting, and Finance Consulting

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Experience

CEO
Cloud Financial Corporation

Sep 2018 – Present · 1 yr 10 mos

Community banks treat people like we want to be treated - but their technology and services are outdated.

Big banks have great technology - but we are just a number where they play the odds under an outdated and often inaccurate credit scoring system to see if we "win" the credit game.

That just doesn't work. That game is about protecting the bank not helping people.

...see mor

 ### Founding Board Member
Launch Global · Part-time

May 2020 – Present · 2 mos
New York, United States

Launch Global, is a performing arts collective that offers 360 support to artists, bands, venues etc. everything from booking, design, marketing to business management stuff. We create space for independent artists and organizations to thrive. We do this by creating imp ...**see mor**

Chief Technology Officer



Skryty

Jan 2016 – Aug 2018 · 2 yrs 8 mos

Las Vegas, Nevada Area

Skryty has developed a high frequency and algorithmic trading as a service solution to empower small institutions, high net worth clients and active traders to act as their own quant for less than the monthly cost of the market data feeds.

...**see mor**

Lead Architect - Data Encryption Program



Deutsche Bank

May 2015 – Mar 2017 · 1 yr 11 mos

Greater New York City Area

IAM Project Manager



Verizon Wireless

Jan 2014 – Dec 2014 · 12 mos

New Jersey

Verizon Wireless Network manages the core infrastructure of the commercial VZW network (backbone, towers, switches, data centers, etc.). Network launched a major security policy enforcement program in 2013 with an aggressive 1-year implementation deadline and needed to quickly expand their newly deployed IAM infrastructure to support the policy initia ...**see mor**

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Education



Pittsburg State University

BS, Chemistry

1993 – 1998

Activities and Societies: American Chemical Society, Phi Betta Kappa



